

September 15, 2022

Mariela Matute
Chief Financial Officer
Tupperware Brands Corp.
14901 South Orange Blossom Trail
Orlando, Florida 32837

  Re: Tupperware Brands Corp.
  Form 10-K for the fiscal year ended December 25, 2021
  Form 10-Q for the period ended June 25, 2022
  File No. 1-11657

Dear Ms. Matute:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended June 25, 2022

Summary of Significant Accounting Policies
Out-of-Period Misstatements, page 10

1.   We note you recorded out-of-period adjustments which resulted in a net $ 1.5 million decrease in income from continuing operations in the second quarter ended June 25, 2022 and a $ 1.3 million decrease in the year-to-date period ended June 25, 2022. To help us better understand your disclosure please tell us the nature of the adjustments and, if applicable, how they relate to your previously disclosed out-of-period adjustments.

Form 10-K filed February 23, 2022

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

2.   We note your discussion of multiple drivers for changes in Net Sales, Gross

Margin, SG&A and Segment Results. In future filings, where you describe two or more factors that contributed to a material change in a financial statement line item between periods *including offsetting factors*, please quantify each material factor that contributed to the overall change in that line item. Refer to Item 303 of Regulation S-K and Section III.D of SEC *Release* No. 33- 6835.   As part of your response, provide us with examples of your intended disclosures based on current financial results.

Item 9A. Controls and Procedures, page 102

3.   We note that previously reported material weakness in the control environment of your Mexico operations, as disclosed in your in your Annual Report on Form 10-K for the year ended December 26, 2020, has been remediated as of December 25, 2021. Tell us what impact the errors disclosed in Note 1 had on your conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting. In your response, please address how you were able to conclude that the control deficiencies had been *remediated* given that it appears misstatements were also identified in fiscal year 2021.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Charles Eastman at (202) 551-3794 or Kevin Woody at (202) 551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing